CUSIP No. 661696 10 4	Page 1 of 5 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

NORTH POINTE HOLDINGS CORPORATION
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
661696 10 4
(CUSIP Number)

James G. Petcoff
c/o North Pointe Holdings Corporation
28119 Franklin Road
Southfield, Michigan
(248) 358-1171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2005
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 661696 10 4	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James G. Petcoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 2,852,640
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,852,640
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,852,640
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS

CUSIP No. 661696 10 4	Page 3 of 5 Pages

Item 1.      Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, no par value (“Stock”), of North Pointe Holdings Corporation, a Michigan corporation (the “Company”). The principal executive offices of the Company are located at 28819 Franklin Road, Southfield, Michigan 48034.

Item 2.      Identity and Background

(a)	Name of Person filing this Statement:

James G. Petcoff

(b)	Residence or Business Address:

28819 Franklin Road, Southfield, Michigan 48034

(c)	Present Principal Occupation and Employment:

James G. Petcoff (“Mr. Petcoff”) is the Chief Executive Officer, President and Chairman of the Board of the Company.

(d)	Criminal Convictions:

None.

(e)	Civil Proceedings:

None.

(f)	Citizenship:

Mr. Petcoff is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration

        After giving effect to an 8.49-for-one stock dividend in connection with the Company’s initial public offering consummated in September 2005, Mr. Petcoff beneficially owns 2,852,640 shares of Stock of the Company. He acquired the shares of Stock for an aggregate of $3.36 million in cash. Personal funds were used to purchase such shares of Stock. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Stock.

Item 4.      Purpose of Transaction

        On July 27, 2001 and June 26, 2002, Mr. Petcoff purchased 8,490 and 2,844,150 (giving effect to the 8.49-for-one stock dividend referred to in Item 3 above), respectively, of the shares of Stock held by him. Mr. Petcoff, directly or indirectly, may acquire additional shares of Stock from time to time, depending on various factors. See Item 5(c) below.

(a)-(j)	Not applicable.

Item 5.      Interest in Securities of the Company

(a)	Aggregate Beneficial Ownership:

        Mr. Petcoff beneficially owns an aggregate of 2,852,640 shares of Stock, constituting 32.1% of the aggregate number of shares of Stock outstanding on September 24, 2005.

(b)	Power to Vote and Dispose of the Stock

CUSIP No. 661696 10 4	Page 4 of 5 Pages

        Mr. Petcoff has the sole power to vote and dispose of all 2,852,640 shares of Stock held thereby.

(c)	Mr. Petcoff has made no purchases or sales of Stock in the past 60 days.

        On September 28, 2005 (the “Original Grant Date”), Mr. Petcoff was granted an option to purchase 100,000 shares of Stock under the Company’s Equity Incentive Plan. Such options are not currently exercisable and shall become exercisable in equal annual installments over five years beginning on the first anniversary of the Original Grant Date.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not applicable.

(e)	Date Ceased to be the Beneficial Owner of More than Five Percent:

Not applicable.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None.

Item 7.      Material to be Filed as Exhibits

None.

CUSIP No. 661696 10 4	Page 5 of 5 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   September 30, 2005

/s/ James G. Petcoff James G. Petcoff